The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement       SUBJECT TO COMPLETION      January 10, 2008


                Pricing Supplement dated January [ ], 2008 to the
              Product Prospectus Supplement dated January 7, 2008,
                    the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

    [RBC LOGO]                    Royal Bank of Canada
                                  Principal Protected Barrier Range Notes Linked to the S&P 500(R) Index, due July 31, 2009


         Royal Bank of Canada is offering the principal protected notes whose return is linked to the performance of the Reference Asset described below, which may be described in greater detail in the reference asset supplement attached to the product prospectus supplement as Annex A (the "reference asset supplement"). The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated January 7, 2008, describe terms that will apply generally to the principal protected notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.

Issuer:                       Royal Bank of Canada ("Royal Bank").

Issue:                        Senior Global Medium-Term Notes, Series C

Underwriter:                  RBC Capital Markets Corporation

Interest rate                 We will not pay you interest during the term of
(coupon):                     the notes.

Principal Protection:         100%

Reference Asset:              Standard & Poor's 500(R) Index (the "S&P 500(R)
                              Index")

Incorporated risk             The notes are subject to the risks set forth under
factors:                      prospectus supplement. In addition to those
                              General Risks, the notes are also subject to the risks described in the product prospectus supplement on PS-5 in the section entitled "Risks
                              Specific To Notes Linked To The Performance Of An
                              Equity Security, An ETF, An Equity Index Or A
                              Basket Of Equity Securities, Equity Indices or
                              ETFs." As the return on the notes is both (a) digital or fixed binary and (b) subject to a barrier, see also the risks described in the product prospectus supplement on page PS-25 in the section entitled "Certain Features of the Notes."

Initial Valuation
Date:                         January 28, 2008

Issue Date:                   January 31, 2008

Maturity Date:                July 31, 2009

Payment at maturity:          At maturity, you will receive the Maximum
                              Redemption Amount unless, on any day prior to and including the Final Valuation Date, the closing level of the Reference Asset is greater than the Upper Barrier or less than the Lower Barrier. If the closing level of the Reference Asset is greater than the Upper Barrier or less than the Lower Barrier on any day prior to and including the Final Valuation Date, then, at maturity, you will receive only the principal amount invested.

Participation Rate:           Not applicable.

Initial Reference             The level of the Reference Asset on the Initial
Level:                        Valuation Date.

Maximum                       [112-114]% multiplied by the Principal Amount
Redemption Amount:

Upper Barrier:                120% multiplied by the Initial Index Level.

Lower Barrier:                80% multiplied by the Initial Index Level.

Special features of           The notes are barrier range notes as described
the notes:                    herein. The upper barrier is 120% multiplied by
                              the Initial Reference Level. The lower barrier is 80% of the Initial Reference Level. The return on the notes is fixed at [12-14]% (to be determined on the Initial Valuation Date) multiplied by the principal amount unless, during the term of the note, the closing level of the Reference Asset is greater than the Upper Barrier or less than the Lower Barrier, in which case, at maturity, you will not receive any return on the note but, rather, receive only the principal amount invested. See the section "Certain Features of the Notes" beginning on Page PS-25 in the product prospectus supplement.

U.S. tax treatment            We intend to treat the notes as subject to the
                              special rules applicable to contingent payment debt obligations for U.S. federal income tax purposes. In accordance with these rules, you will be required to accrue interest income in accordance with the comparable yield and projected payment schedule for your notes. You should call
                              RBC Capital Markets toll free at (866) 609-6009 to obtain this information. For a detailed discussion of the tax consequences of owning and disposing of your notes, please see the discussion under "Supplemental Discussion of Federal Income Taxes" in the accompanying product supplement, "Certain
                              Income Tax Consequences" in the accompanying prospectus supplement, and "Tax Consequences" in the accompanying prospectus. You should consult your tax advisor about your own tax situation.

Minimum                       $1,000 (except for certain non-U.S. investors for
Investment:                   whom the minimum investment will be higher)

Denomination:                 $1,000 (except for certain non-U.S. investors for
                              whom the denomination will be higher)

Final Valuation Date:         July 28, 2009, subject to extension for market and
                              other disruptions.

Determination of              The reference level, including the Final Reference
Final Reference               Level, of the Reference Asset on any trading day
Level:                        will equal the official closing level of the S&P
                              500(R) Index or any successor index thereto (as described in the product prospectus supplement) published following the regular official weekday close of trading for such index on that trading day. In certain circumstances, the Final Reference
                              Level for the Reference Asset will be based on an alternate calculation of the S&P 500(R) Index described under "Unavailability of the Reference
                              Price on a Valuation Date -- Reference Asset
                              Consisting of an Equity Securities Index" in the product prospectus supplement.

Clearance and                 DTC global (including through its indirect
Settlement:                   participants Euroclear and Clearstream, Luxembourg
                              as described under "Description of Debt Securities
                              -- Ownership and Book-Entry Issuance" in the accompanying prospectus).

Currency:                     U.S. dollars.

Listing: The notes will not be listed on any securities exchange or quotation system.

CUSIP:                        78008ER25

Calculation agent:            The Bank of New York.

Terms Incorporated            All of the terms appearing above the item
In the Master Note:           captioned "Listing" on the cover page of this
                              pricing supplement and the terms appearing under the caption "Additional Terms of the Principal
                              Protected Notes" in the product prospectus supplement dated January 7, 2008, with respect to principal protected notes.

Your investment in the notes involves certain risks. See "Additional Risk Factors Specific to Your Notes" beginning on page PS-1 of the product supplement to read about investment risks relating to the principal protected notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus, prospectus supplement and product prospectus supplement. Any representation to the contrary is a criminal offense.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100%             $
Underwriting discounts and commission.................................................     %                $
Proceeds to Royal Bank................................................................     %                $


The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is __%. The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

We may use this pricing supplement in the initial sale of a principal protected note. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in a market-making transaction in a principal protected note after its initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                             ADDITIONAL RISK FACTORS

Both the barriers connected with the range feature of the notes and the digital or fixed coupon of this note act to limit the return potential of the notes. The potential return of the notes is limited to [12-14]% (to be determined on the initial Valuation Date), regardless of the performance of the Reference Asset. In addition, if the Reference Asset closes above the Upper Barrier or below the Lower Barrier on any single day during the life of the notes, your payment on the notes will be limited to the principal amount. Accordingly, both the range barriers and the fixed coupon for your notes may cause you to earn a return that is less than the return on a direct investment in a security whose return is based solely on the performance of the Reference Asset over the term of your notes.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the accompanying product prospectus supplement and reference asset supplement, dated January 7, 2008, the accompanying prospectus, dated January 5, 2007 and the accompanying prospectus supplement, dated February 28, 2007. The information in the accompanying product supplement, prospectus and prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement. You should carefully consider, among other things, the matters set forth under "Additional Risk Factors" in the product prospectus supplement and the matters set forth under "Risk Factors" in the prospectus supplement dated February 28, 2007 as the principal protected notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the principal protected notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

o    Prospectus dated January 5, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
     o34295e424b3.htm

o    Prospectus Supplement dated February 28, 2007:
     http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
     o35030e424b3.htm

o    Product Prospectus Supplement dated January 7, 2008:
     http://www.sec.gov/Archives/edgar/data/1000275/000121465908000021/
     f1383424b3.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.


                              Hypothetical Returns

The examples set out below are included for illustration purposes only. All examples assume that a holder has purchased Notes with an aggregate principal amount of $10,000, an Upper Barrier equivalent to 120% of the Initial Reference Level, a Lower Barrier equivalent to -20% (80%) of the Initial Reference Level, the Maximum Redemption Amount of 113% and that no extraordinary event has occurred.


Example 1--    Calculation of the payment at maturity where the Reference Asset is greater than its Initial Reference Level but less than the
               Upper Barrier, and at no time has the Reference Asset closed above the Upper Barrier or below the Lower Barrier.
               Reference Asset
               Performance              15%
               Payment at Maturity      $10,000 + ($10,000 x 13%) = $10,000 +
                                        $1,300 = $11,300
               In this case, on a $10,000 investment, a 15% Reference Asset
               Performance results in a payment at maturity of $11,300, a 13% return on the Notes.


Example 2--    Calculation of the payment at maturity where the Reference Asset has, during the term of the note, closed above the Upper Barrier or below the Lower Barrier.
               Reference Asset
               Performance              25%
               Payment at Maturity      Because the Reference Asset has closed
                                        outside the Range during the term of the note, the Payment at Maturity will be limited to the Principal Amount.
               In this case, on a $10,000 investment, a 25% Reference Asset
               Performance results in a payment at maturity of $10,000, a 0% return on the Notes.


Example 3--    Calculation of the payment at maturity where the Reference Asset is less than its Initial Reference Level but not less than the
               Lower Barrier, and at no time has the Reference Asset closed above the Upper Barrier or below the Lower Barrier.
               Reference Asset
               Performance              -10%
               Payment at Maturity      $10,000 + ($10,000 x 13%) = $10,000 +
                                        $1,300 = $11,300
               In this case, on a $10,000 investment, a -10% Reference Asset
               Performance results in a payment at maturity of $11,300, a 13% return on the Notes.


Example 4--    Calculation of the payment at maturity where the Reference Asset has, during the term of the note, closed above the Upper Barrier or below the Lower Barrier.
               Reference Asset
               Performance              -30%
               Payment at Maturity:     Because the Reference Asset has closed
                                        outside the Range during the term of the note, the Payment at Maturity will be limited to the Principal Amount.
               In this case, on a $10,000 investment, a -30% Reference Asset
               Performance results in a payment at maturity of $10,000, a 0% return on the Notes.

IMPORTANT NOTE: Even if, at maturity, the Reference Asset is between the Upper Barrier and the Lower Barrier, if during the term of the Note, the Reference Asset has closed above the Upper Barrier or below the Lower Barrier, then, at maturity, you will only receive back your initial investment.



                             Historical Information


The graph below sets forth the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing levels of the Reference Asset. The information provided in this table is for the second, third and fourth calendar quarters of 2004 and four calendar quarters in each of 2005, 2006, 2007 as well as for the period from January 1, 2008 through January 8, 2008.

We obtained the information regarding the historical performance of the Reference Asset in the charts below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the market level of the Reference Asset on the Valuation Date. We cannot give you assurance that the performance of the Reference Asset will result in any return in addition to your initial investment.

                         S&P 500 Index (Operating Basis)
                                   ('98 - '07)
                                 [CHART OMITTED



                                                                                                Period-End
                                              High Intra-Day         Low Intra-Day           Closing Level of
   Period-Start          Period-End            Level of the          Level of the             the Reference
       Date                 Date              Reference Asset       Reference Asset               Asset
       ----                 ----              ---------------       ---------------               -----
     4/1/2004             6/30/2004               1150.57               1076.32                  1140.84
     7/1/2004             9/30/2004               1140.84               1060.72                  1114.58
    10/1/2004            12/31/2004               1217.33               1090.19                  1211.92

     1/1/2005             3/31/2005               1229.11               1163.69                  1180.59
     4/1/2005             6/30/2005               1219.59               1136.15                  1191.33
     7/1/2005             9/30/2005               1245.86               1183.55                  1228.81
    10/1/2005            12/30/2005               1275.8                1168.2                   1248.29

     1/1/2006             3/31/2006               1310.88               1245.74                  1294.83
     4/1/2006             6/30/2006               1326.7                1219.29                  1270.2
     7/1/2006             9/29/2006               1340.28               1224.54                  1335.85
    10/1/2006            12/29/2006               1431.81               1327.1                   1418.3

     1/1/2007             3/31/2007               1461.57               1363.98                  1420.86
     4/1/2007             6/30/2007               1540.56               1416.37                  1503.35
     7/1/2007             9/30/2007               1555.9                1370.6                   1526.75
    10/1/2007            12/31/2007               1576.09               1406.10                  1468.36

     1/1/2008              1/8/2008               1471.77               1388.30                  1390.19

              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                       Specific Investment Considerations

The notes are intended to be held to maturity. Your principal is only protected (to the extent specified on the front cover of this pricing supplement) if you hold the note until maturity. If you sell your notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your notes sold and may incur a substantial loss. There may be little or no secondary market for the notes. In addition, the price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

You may not realize a gain on the notes. If the Reference Asset has closed above the Upper Barrier or below the Lower Barrier on any date during the term of the notes, the payment at maturity with respect to each note will be limited to the principal amount. This will be true, even where the final Reference Asset level closes between the Upper Barrier and the Lower Barrier on the Final Valuation Date. The notes are intended to be held to maturity.

You will be subject to market risk on the notes. The return on the notes at maturity is linked to the performance of the Reference Asset, and will depend on whether the Reference Asset has closed above the Upper Barrier or below the Lower Barrier as of some date or dates during the term of the note. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE REFERENCE ASSET CLOSING LEVEL ON ANY TRADING DAY PRIOR TO AND INCLUDING THE FINAL VALUATION DATE IS GREATER THAN THE UPPER BARRIER OR LESS THAN THE LOWER BARRIER.

The barrier range characteristic of the notes may limit returns. Your ability to receive more than your principal investment at maturity may be limited by the "knock-out" feature of the notes. In the event that the Final Reference Level exceeds the Upper Barrier or is below the Lower Barrier on any trading day prior to and including the Final Valuation Date, the payment at maturity for your notes will be limited to the principal amount invested. This return may not compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

Your maximum gain on the notes is limited to [12-14]%. If the Reference Asset does not close below the Lower Barrier or above the Upper Barrier on any trading day prior to and including the Final Valuation Date, the payment at maturity will be limited to the Maximum Redemption Amount, regardless of the appreciation or depreciation in the Reference Asset, which may be greater than [12-14]%. Therefore, your appreciation potential is limited.

No return if the index appreciates or depreciates by more than 20%. You will only receive your principal amount invested and you will not receive any return on your notes even if the Reference Asset appreciates or depreciates during the term of the notes if the Reference Asset closes below the Lower Barrier or above the Upper Barrier on any trading day prior to and including the Final Valuation Date. As a result, you may receive a lower payment at maturity than you would have received if you had invested directly in the Index, the equity securities underlying the Index or contracts related to the Index.

The notes are unsecured. The notes are solely the unsecured obligations of Royal Bank. An investment in the notes does not constitute a deposit and neither the notes nor your investment in the notes are insured by the Canada Deposit Insurance Corporation, the Federal Deposit Insurance Corporation or any other private or governmental agency. The business and affairs of Royal Bank may affect the market value of your Notes.

Potential conflicts of interest. We and our affiliates expect to engage in trading activities related to the Reference Assets that may present a conflict between the holders' interest in the notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities could influence the price of the Reference Assets and, therefore, the market value of the notes.

Insurance companies, employee benefit plans and non-U.S. holders. Any insurance company or fiduciary of a pension plan or other employee benefit plan or any non-U.S. holder of the notes should consult with its own advisors to determine whether an investment in the notes is suitable for you. Non-U.S. holders are subject to particular risks that are not described in the product supplement.

                        Supplemental Plan of Distribution

     We expect that delivery of the Notes will be made against payment for the Notes on or about January 31, 2008, which is the third business day following the Initial Valuation Date (this settlement cycle being referred to as "T+3"). See "Supplemental Plan of Distribution" in the prospectus supplement dated February 28, 2007.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement, the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.



                                        $


                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

        Principal Protected Barrier Range Notes Linked to the S&P 500(R)
                            Index, due July 31, 2009



                                January [ ], 2008